Exhibit 2.1

Patheon Inc.

- and -

JLL/Delta Patheon Holdings, L.P.

ARRANGEMENT AGREEMENT

November 18, 2013

(ii)

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT
Schedule B	ARRANGEMENT RESOLUTION
Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Schedule D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of November 18, 2013,

BETWEEN:

Patheon Inc., a corporation incorporated under the laws of Canada

(the “Company”)

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JLL/Delta Patheon Holdings, L.P., an exempted limited partnership organized under the laws of the Cayman Islands

(the “Purchaser”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“2014 Plan and Budget” means plan and budget for the fiscal year ending October 31, 2014 approved by the Board on October 17, 2013.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser or its affiliates relating to: (i) any direct or indirect sale, disposition, joint venture (or any lease, long-term supply agreement, exclusive licensing agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for such voting securities or equity securities) of the Company or any of its Subsidiaries; or (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license or other similar transaction or series of transactions involving the Company or any of its Subsidiaries that, if consummated, would result in a Person or group of Persons beneficially owning (x) assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or (y) 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for such voting securities or equity securities) of the Company or any of its Subsidiaries.

“Adverse Recommendation” has the meaning ascribed thereto in Section 5.4(1).

“affiliate” means an “affiliated entity” within the meaning of MI 61-101.

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting substantially in the form and content set out in Schedule B, and any amendments or variations thereto made by the Company in accordance with the provisions of this Agreement or made at the direction of the Court in the Interim Order, in each case, with the consent of the Purchaser, such consent not to be unreasonably withheld or delayed.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means with respect to any Person, any Order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Board” means the board of directors of the Company as constituted from time to time; and for purposes of this Agreement, any action of the Board referred to in the definition of “Superior Proposal” in Section 1.1 or Article 5, Article 7 or Article 8 or any waiver, amendment or consent of the Company or the Board under this Agreement shall not be effective or enforceable unless approved by a majority of the directors of the Company excluding any member of the board of directors of the Company who is a JLL Nominee or a member of Key Management; provided that, for greater certainty, the foregoing shall not in any way limit the rights and obligations of any director of the Company under Law or the Company’s Constating Documents.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 4.8(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“CFDA” has the meaning ascribed thereto in Section (43) of Schedule C.

“Closing” has the meaning ascribed thereto in Section 2.8(3).

“Code” has the meaning ascribed thereto in Section (31) of Schedule C.

“Collective Agreements” means all collective bargaining agreements or union agreements applicable to the Company and/or any of its Subsidiaries and all related documents, including letters and memoranda of understanding, letters of intent and other written communications with bargaining agents for any Company Employee which impose any obligations upon the Company and/or any of its Subsidiaries.

“Company” means Patheon Inc., a corporation incorporated under the laws of Canada.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of July 31, 2013 and the footnotes thereto.

“Company Circular” means the notice of the Company Meeting and accompanying proxy statement and management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such proxy statement and management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and for any other purpose as may be set out in the Company Circular as agreed to in writing by the Purchaser.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers, employees and independent contractors of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR and EDGAR since November 1, 2010 and on or before the second Business Day prior to the date of this Agreement.

“Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Restricted Voting Shares issued pursuant to the Stock Option Plan, as listed in Schedule “A” of the Company Disclosure Letter.

“Company Pension Plans” means all Employee Plans providing pension, superannuation benefits or retirement savings including pension plans, top-up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act), “retirement compensation arrangements” (as defined in the Tax Act) and all “employee benefit pension plans” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA.

“Company Securityholders” means, collectively, the Shareholders, the holders of Company Options and the holders of DSUs.

“Company’s Constating Documents” means the Articles of Amalgamation of the Company dated November 1, 2003, as amended by Articles of Amendment dated April 26, 2007 together with the By-Law No. 1 (2008) enacted February 22, 2008 and confirmed by Shareholders on March 27, 2008, as amended by Shareholders on March 28, 2013, copies of which are provided in the Data Room.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which the Company or any of its Subsidiaries is a party.

“Contribution Agreement” means the Contribution Agreement among DSM, JLL Holdco and the Purchaser dated the date hereof.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Credit Agreement Termination” has the meaning ascribed thereto in Section 4.6(3).

“Data Room” means the material contained in the virtual data room established by the Company as at 5:00 p.m. on November 15, 2013.

“Debt Commitment Letter” has the meaning ascribed thereto in Section (6) of Schedule D.

“Debt Financing” has the meaning ascribed thereto in Section (6) of Schedule D.

“Debt Payoff Amount” has the meaning ascribed thereto in Section 4.6(3).

“Depositary” means the depositary for the Arrangement, being such bank, trust company or other financial institution as the Company and the Purchaser agree in writing to appoint as depositary for the Arrangement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSM” means Koninklijke DSM N.V., a corporation organized under the laws of The Netherlands.

“DSU Consideration” has the meaning ascribed thereto in the Plan of Arrangement.

“DSU Plan” means the Company’s deferred share unit plan first approved on February 22, 2008 and amended on March 27, 2008.

“DSUs” means the outstanding deferred share units issued under the DSU Plan, as listed in Section 6(c) of the Company Disclosure Letter.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Employee Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, including each health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive compensation, deferred compensation, change in control, retention, employment, employee loan, severance, share purchase, share compensation, fringe benefit, retiree medical, disability, pension, superannuation, retirement or supplemental retirement plan, to which the Company or any of its Subsidiaries is a party or bound or in which any Company Employee or former Company Employee participates or under which the Company or any of its Subsidiaries has or will have, any liability or contingent liability or pursuant to which payments are made, or are required to be made, or benefits are provided to, or any entitlement to payments or benefits may arise with respect to any Company Employee or former Company Employee (or any spouses, dependents, survivors or beneficiaries of any such Persons) in Canada, the United States, the United Kingdom, the Netherlands or any other jurisdiction, excluding statutory benefit plans to which the Company or any of its Subsidiaries are required to participate.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, handling, storage, treatment, labeling, distribution, transportation, Release or threatened Release of Hazardous Materials, including civil liability or responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Equity Commitment Letter” has the meaning ascribed thereto in Section (6) of Schedule D.

“Equity Financing” has the meaning ascribed thereto in Section (6) of Schedule D.

“Equity Value” means US$1,313,472,493.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“European Commission Approval” means the explicit or implicit approval of the transactions contemplated by this Agreement under the European Union Merger Regulation (Council Regulation (EC) n° 139/2004 of 20 January 2004).

“Exchange” means the Toronto Stock Exchange.

“Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations promulgated thereunder.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of this Agreement, the Share Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders (other than to any of the Purchaser Parties, Key Management and any other affiliated Shareholders).

“FDA” has the meaning ascribed thereto in Section (43) of Schedule C.

“FDCA” has the meaning ascribed thereto in Section (43) of Schedule C.

“Filing Date” means the later of the fifth Business Day following (i) the date upon which the conditions set forth in Article 6, excluding conditions that by their terms cannot be satisfied until the Effective Date or relating to the performance by the Purchaser of its obligations pursuant to Section 2.9, have been satisfied or waived by the applicable Party or Parties in whose favour the condition is made, as confirmed in writing by such Party or the Parties and (ii) the expiration of the Marketing Period (assuming the conditions set forth in clause (i) have been satisfied or waived as of such date), or such later date as the Purchaser and the Company may agree in writing.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means RBC Capital Markets Inc.

“Financial Indebtedness” means in relation to a Person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, Guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a Guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred shares (namely shares of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the shares of any other class) or redeemable shares (namely any class or series of shares that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in clauses (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a Guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within clauses (a) to (h) of this definition if the references to the debtor referred to the other Person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another Person which would fall within clauses (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other Person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted.

“Financing” has the meaning ascribed thereto in Section (6) of Schedule D.

“Financing Letters” has the meaning ascribed thereto in Section (6) of Schedule D.

“Financing Source Parties” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing, any of the Debt Commitment Letters or other financings (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective former, current, or future general or limited partners, direct or indirect shareholders or equity holders, managers, members, directors, officers, employees, affiliates, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equity holder, manager, member, director, officer, employee, affiliate, representative or agent of any of the foregoing.

“GAAP” means generally accepted accounting principles in the United States, at the relevant time, applied on a consistent basis.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange on which the Restricted Voting Shares are listed or posted for trading.

“Guarantee” of or by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Financial Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Financial Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Financial Indebtedness, (ii) to purchase property, securities or services for the purpose of assuring the owner of such Financial Indebtedness of the payment of such Financial Indebtedness or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Financial Indebtedness; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business.

“Guarantee Agreements” means the limited guarantees, each dated as of the date hereof, and delivered by a Guarantor in favour of the Company.

“Guarantors” means JLL Partners Fund VI, L.P. and DSM.

“Hazardous Materials” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by this Agreement under the HSR Act.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board.

“Indemnified Persons” has the meaning ascribed thereto in Section 8.7(1); and “Indemnified Person” means any one of them.

“Independent Committee” means the committee of independent members of the Board formed in relation to the proposal to effect the transactions contemplated by this Agreement.

“Intellectual Property” means, individually and collectively, howsoever created and wherever located: all intellectual properties and intellectual property rights arising under the laws of any jurisdiction of any kind or nature with respect to the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names, brand names, trade dress, any other indicia of origin or good will, and similar rights, and all goodwill associated therewith; (ii) patents, inventions, discoveries, and rights in respect of utility models or industrial designs, whether patentable or not; (iii) copyrights and copyrightable works, including computer software and Internet web sites and all moral rights thereto; (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, data bases, technology, data, and all other confidential or proprietary information, and customer lists, in each case that derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any registered copyrights or issued patents that cover or protect any of the foregoing; (v) all other intellectual property or proprietary information not enumerated or described above, (vi) all rights to sue for past, present and future infringements or misappropriations of any of the foregoing; and (vii) all registrations and applications for any of the foregoing, and all reissues, re-examinations, provisionals, divisions, continuations, continuations-in-part, supplemental protections, renewals, extensions, restorations and reversions thereof.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, and the regulations promulgated thereunder.

“Investment Canada Act Approval” means receipt by the Purchaser of written evidence from the responsible Minister under the Investment Canada Act that the Minister is satisfied or deemed to have been satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada pursuant to the Investment Canada Act.

“JLL Dutch Co-op” means JLL Patheon Holdings, Coöperatief U.A., a Dutch coöperatief.

“JLL Holdco” means JLL Patheon Co-Investment Fund, L.P.

“JLL Nominees” means the directors of the Company nominated and elected by the holder of the Special Preferred Voting Shares pursuant to its rights thereunder.

“JLL Shares” means 78,524,986 Restricted Voting Shares held by JLL Dutch Co-op as of the date hereof, or JLL Dutch Co-op or its affiliates after the date hereof.

“Key Management” means, collectively, James Mullen, Stuart Grant and Michael Lytton.

“Key Regulatory Approvals” means HSR Approval, European Commission Approval, Mexico Regulatory Approval, Serbia Regulatory Approval, Turkey Regulatory Approval and Investment Canada Act Approval.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgement, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Liabilities” means any and all liabilities whether or not required to be accrued in accordance with GAAP.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days or such shorter period as may be designated in writing by the Purchaser (provided that except as may be designated in writing by the Purchaser (i) the Marketing Period shall commence no earlier than January 10, 2014 and (ii) if the Marketing Period has not been completed on or prior to February 11, 2014, the Marketing Period shall commence after March 15, 2014, after the date of this Agreement beginning on the first day on which (a) the Purchaser shall have the Required Information; and (b) the conditions set forth in Article 6 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing or conditions set forth in Section 6.1 with respect to which the Purchaser shall have failed to comply with its obligations hereunder (assuming such failure is not a result of the Company failing to comply with its obligations hereunder)) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Article 6 (other than conditions set forth in Section 6.1 that are not satisfied as a result of the Purchaser having failed to comply with its obligations hereunder (assuming such failure is not a result of the Company failing to comply with its obligations hereunder)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided, that the Marketing Period shall not be deemed to have commenced if after the date of this Agreement and prior to the completion of the Marketing Period, (I) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by Ernst & Young LLP or another independent accounting firm reasonably acceptable to the Purchaser, (II) the financial statements included in the Required Information that is available to the Purchaser on the first day of any such fifteen (15) consecutive Business Days period would be required to be updated pursuant to the relevant clauses of the definition of Required Company Information and Required DPP Information, as applicable, in order to be sufficiently current on any day during such fifteen (15) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by the Purchaser of such updated Required Information, or (III) the Company shall have announced (x) any intention to restate any historical financial statements of the Company included in the Required Information or (y) that any such restatement is under consideration or may be a reasonable possibility, in which cases the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required, provided that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(e).

“Material Adverse Effect” means any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate is or is reasonably expected to (i) be material and adverse to the business, operations, results of operations, assets (tangible or intangible), properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), obligations or privileges (whether contractual or otherwise) of the Company and its Subsidiaries, taken as a whole; or (ii) prevent or materially delay the completion of the Arrangement by the Outside Date under this Agreement, except in the case of clause (i) only, to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from: (a) any change generally affecting any of the industries in which the Company or any of its Subsidiaries operate; (b) any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business or regulatory conditions or in national or global financial, capital, credit or currency markets; (c) any natural disaster or pandemic; (d) any adoption, proposal, implementation or change in Law or GAAP or the interpretation or application thereof; (e) the announcement or performance of this Agreement, or the transactions contemplated hereby, or the consummation of the Arrangement; (f) the failure by the Company to achieve any internal or published projections, milestones, forecasts or estimates (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or (g) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in the market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), but, in the case of each of the foregoing (a) through (d), only to the extent such matter does not relate primarily to the Company and its Subsidiaries, taken as whole, or does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies and entities operating in the industries in which the Company and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract: (i) that if terminated would reasonably be expected to have a Material Adverse Effect; (ii) that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the interest of the Company and/or its Subsidiaries exceeds $25 million (book value or fair market value); (iii) relating directly or indirectly to the guarantee of any Liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money exceeding $1 million; (iv) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company or by any of its Subsidiaries; (v) under which the Company or any of its Subsidiaries is obligated to make or entitled to receive payments on an annual basis in excess of $5 million or in excess of $25 million over the remaining term; (vi) that creates an exclusive dealing arrangement or right of first offer or refusal; (vii) that is a Collective Agreement with a union or other labor organization; (viii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $5 million that was entered into since November 1, 2011 or contains on-going material obligations or rights; (ix) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership in which the interest of the Company or any of its Subsidiaries exceeds $5 million (book value or fair market value); (x) providing for termination, severance or change in control payments; (xi) that is made out of the Ordinary Course; (xii) that limits or restricts in any material respect (A) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (xiii) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the U.S. Securities Act or disclosed by the Company on a Current Report on Form 8-K; (xiv) that relates to the granting to the Company or the granting by the Company of rights in, to or under any Intellectual Property (except for licenses to the Company of commercially available off-the-shelf software), except in the Ordinary Course of the business of the Company and its Subsidiaries or (xv) that is otherwise material to the Company and its Subsidiaries, taken as a whole.

“Material IPRs” has the meaning ascribed thereto in Section 4.1(2)(t).

“Material Leases” has the meaning ascribed thereto in Section (22) of Schedule C.

“Material Regulatory Jurisdictions” has the meaning ascribed thereto in Section (43) of Schedule C.

“Material Subsidiary” means each of Banner Pharmacaps Europe B.V., Banner Pharmacaps Inc., CEPH International Corporation, Gelcaps Exportadora De Mexico, S.A. de C.V., Patheon B.V., Patheon Banner U.S. Holdings Inc., Patheon Coöperatief U.A., Patheon Finance LLC, Patheon France S.A.S., Patheon Holdings S.A.S., Patheon International Inc., Patheon Italia S.p.A., Patheon P.R. LLC, Patheon Pension Trustees Ltd., Patheon Pharmaceuticals Inc., Patheon Pharmaceuticals Services Inc., Patheon Puerto Rico Acquisitions Corporation, Patheon Puerto Rico, Inc., Patheon U.S. Holdings Inc., Patheon U.S. Holdings LLC, Patheon UK Limited, and Pharmacaps Mexicana, S.A. De C.V.

“Mexico Regulatory Approval” means the issuance of a no objection letter by the Comision Federal de Competencia Económica in connection with the Arrangement, or the expiry of the relevant statutory waiting period (and any extension thereof) applicable under the Federal Economic Competition Law (Ley Federal de Competencia Económica) for the Parties to be entitled to consummate the Arrangement.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“Money Laundering Laws” has the meaning ascribed thereto in Section (40) of Schedule C.

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations.

“Offering Documents” means offering and syndication documents and materials, including prospectuses, private placement memoranda, information memoranda, offering memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, and providing reasonable and customary authorization letters to the Financing Source Parties authorizing the distribution of information to prospective lenders and containing customary information.

“officer” has the meaning ascribed thereto in the Securities Act.

“Option Consideration” has the meaning ascribed thereto in the Plan of Arrangement.

“Order” means, with respect to any Person, any order, writ, injunction, judgement, decree, ruling, settlement or stipulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon such Person.

“Ordinary Course” means, with respect to an action taken by the Company, that such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations and business of the Company.

“Outside Date” means April 30, 2014, or such later date as the Purchaser and the Company may agree in writing.

“Parties” means the Company and the Purchaser and “Party” means either of them.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries:

(a)	the reservations, limitations, provisos and conditions expressed in any original grant from a Governmental Entity and any statutory exceptions to title;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, carriers and others arising in the Ordinary Course in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable property, provided that such Liens are related to obligations not due or delinquent, are not registered against title and in respect of which adequate holdbacks are being maintained as required by Law;

(c)	easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in real or immovable property that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(d)	Liens for Taxes which are not due or delinquent;

(e)	Liens for Taxes that are being contested in good faith by appropriate proceedings and for which the Company has made adequate provision in accordance with GAAP;

(f)	zoning and building by-laws and ordinances, land use and building restrictions, and regulations made by Governmental Entities that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(g)	agreements with any Governmental Entity and any public utilities or private suppliers of services that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(h)	any security, mortgage, hypothec or charge given by the Company or any of its Subsidiaries in connection with the Secured Revolving Facility, the Secured Term Loan, or other financing activities disclosed in Section 14 of the Company Disclosure Letter; and

(i)	Liens listed and described in Section 1.1 of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 of this Agreement or Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.10(1).

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Process Agent” has the meaning ascribed thereto in Section 8.12(3).

“PSU Plan” means the Company’s performance share unit plan effective December 13, 2007.

“PSUs” means any performance share units issued under the PSU Plan.

“Purchaser” means JLL/Delta Patheon Holdings, L.P., an exempted limited partnership organized under the laws of the Cayman Islands.

“Purchaser Fee” has the meaning ascribed thereto in Section 8.2(4).

“Purchaser Parties” means, collectively, the Purchaser, JLL Holdco, DSM and their respective affiliates (other than the Company and its Subsidiaries); and “Purchaser Party” means any one of them.

“Regulatory Approvals” means, any consent, waiver, permit, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement, including the Key Regulatory Approvals.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial or other advisor) or agent of such Person.

“Required Approval” has the meaning ascribed thereto in Section 2.2(ii).

“Required Company Information” means all customary financial and other pertinent information regarding the Company and its Subsidiaries as the Purchaser shall reasonably request in order to consummate the Debt Financing, including (i) the financial statements and other information of the Company and its Subsidiaries that is required under paragraphs 9 through 12 of Exhibit D of the Debt Commitment Letter (as in effect on the date of this Agreement), including, for the avoidance of doubt, the pro forma consolidated balance sheet and pro forma consolidated statements of income of the Parent Borrower (as defined in the Debt Commitment Letter) required under paragraph 9 thereof, (ii) financial statements prepared in accordance with GAAP, audit reports, and other financial information and financial data, pro forma financial statements and other data and information regarding the Company and its Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the U.S. Securities Act for registered offerings of securities on Form S-1 (or any successor forms thereto) under the U.S. Securities Act, and of the type and form, and for the periods, in each case, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Financing and in Offering Documents used in SEC registered offerings or private placements of debt securities under Rule 144A of the U.S. Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made, (iii) (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for the 2013 fiscal year (such financial information shall be required to be delivered by January 10, 2014) and (b) if the Marketing Period has not been completed by March 10, 2014, unaudited consolidated balance sheets, related statements of income related statements of cash flows of the Company and its Subsidiaries for the fiscal quarter ended January 31, 2014 (such financial information shall be required to be delivered by March 12, 2014) and (iv) all other data of the Company and its Subsidiaries that would be necessary for the underwriter or initial purchaser of an offering of such securities to receive customary “comfort” (including customary negative assurances) from independent accountants in connection with such an offering which such auditors are prepared to provide upon completion of customary procedures.

“Required DPP Information” means all customary financial and other pertinent information regarding the DPP Business (as defined in the Contribution Agreement) as the Purchaser shall reasonably request in order to consummate the Debt Financing, including (i) the financial statements and other information of the DPP Business that is required under paragraphs 9 through 12 of Exhibit D of the Debt Commitment Letter (as in effect on the date of this Agreement), (ii) financial statements prepared in accordance with IFRS, audit reports, and other financial information and financial data, pro forma financial statements and other data and information regarding the DPP Business of the type and form required by Regulation S-X and Regulation S-K under the U.S. Securities Act for registered offerings of securities on Form S-1 (or any successor forms thereto) under the U.S. Securities Act, and of the type and form, and for the periods, in each case, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Financing and in Offering Documents used in SEC registered offerings or private placements of debt securities under Rule 144A of the U.S. Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the DPP Business’s fiscal year as such syndication and offering(s) of debt securities will be made, (iii) (a) unaudited combined balance sheets, related statements of income related statements of cash flows regarding the DPP Business (as defined in the Contribution Agreement) for the fiscal quarter ended September 30, 2013 (such financial information shall be required to be delivered by December 2, 2014) and (b) audited combined balance sheets and related statements of income, stockholders’ equity and cash flows regarding the DPP Business (as defined in the Contribution Agreement) for the 2013 fiscal year (such financial information shall be required to be delivered by March 15, 2014), in the case of clauses (a) and (b) of this clause (iii) together with such financial information converted from IFRS to GAAP and (iv) all other data related to the DPP Business that would be necessary for the underwriter or initial purchaser of an offering of such securities to receive customary “comfort” (including customary negative assurances) from independent accountants in connection with such an offering which such auditors are prepared to provide upon completion of customary procedures.

“Required Information” means, collectively, the Required Company Information and the Required DPP Information.

“Restricted Voting Shares” means the restricted voting shares in the capital of the Company.

“RSU Plan” means the Company’s amended and restated restricted share unit plan effective September 4, 2008.

“RSUs” means any restricted share unit issued under the RSU Plan.

“Scheduled Reorganization” means steps (a), (b), (c), (d), (k), (l), (m), (n), (o), (p) and (q) of Section 2.2 of the Plan of Arrangement.

“SEC” means the United States Securities and Exchange Commission.

“SEC Approval” means clearance by the SEC of the Company Circular.

“Secured Revolving Facility” means the $85 million commitment amount secured revolving credit facility of the Company provided by Morgan Stanley Senior Funding, Inc., as the administrative agent and swing line lender, Morgan Stanley Bank, N.A., as the letter of credit issuer, and certain other parties.

“Secured Term Loan” means the $575 million principal amount secured term loan of the Company provided by Morgan Stanley Senior Funding, Inc., as the administrative agent and swing line lender, Morgan Stanley Bank, N.A., as the letter of credit issuer, and certain other parties.

“Securities Act” means the Securities Act (Ontario) and all rules, regulations, published notices and instruments thereunder, and all comparable securities laws in each of the provinces and territories of Canada.

“Securities Authorities” means the Ontario Securities Commission and the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada and the SEC.

“Securities Laws” means the Securities Act, the U.S. Securities Act and the Exchange Act.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Senior Secured Notes” means the 8.625% Senior Secured Notes of the Company due 2017.

“Serbia Regulatory Approval” means clearance by the Commission for Protection of Competition of the Republic of Serbia pursuant to the Law on the Protection of Competition (Official Gazette of the Republic of Serbia, nos. 51/2009, 95/2013).

“Share Consideration” means US$9.32 in cash per Restricted Voting Share, excluding the JLL Shares.

“Shareholders” means the registered or beneficial holders of the Restricted Voting Shares, as the context requires.

“Solvent” means with respect to the Company on a consolidated basis, on any date of determination, that on such date (i) the fair value of the assets or properties (for the avoidance of doubt, calculated to include goodwill and other intangibles) of the Company and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities of the Company and its Subsidiaries, on a consolidated basis, (ii) the present fair saleable value of the assets or properties of the Company and its Subsidiaries, on a consolidated basis (on a liquidation or sum-of-parts basis, whichever is greater) , is not less than the amount that will be required to pay the current probable liability of the Company and its Subsidiaries on their debts as they become absolute and matured, (iii) excluding the transactions specifically contemplated by this Agreement and the Contribution Agreement and the Financing, the Company and its Subsidiaries, on a consolidated basis, do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature and (iv) excluding the transactions specifically contemplated by this Agreement and the Contribution Agreement and the Financing, the Company and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which the Company and its Subsidiaries’ property, on a consolidated basis, would constitute unreasonably small capital.

“Special Preferred Voting Shareholder Resolution” means the written resolution of JLL Patheon Holdings, LLC as sole holder of the Special Preferred Voting Shares approving the Arrangement Resolution.

“Special Preferred Voting Shares” means the Class I Preferred, Series D Shares of the Company carrying one vote each regarding the election of the three directors who may only be elected by the holders of the Special Preferred Voting Shares.

“Stock Option Plan” means collectively the Company’s amended and restated incentive stock option plan approved by Shareholders on March 27, 2008, as further amended on March 10, 2011, and any prior amendments and restatements and predecessor option plans or Contracts pursuant to which options to purchase Restricted Voting Shares were granted and are outstanding.

“Subsidiary” means, a “subsidiary entity” as defined in MI 61-101.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement from a Person who is an arm’s length third party: (i) to acquire not less than all of the outstanding Restricted Voting Shares or all or substantially all of the assets of the Company on a consolidated basis; (ii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside counsel) that any required financing to complete such Acquisition Proposal will be reasonably likely to be obtained; (iii) that did not result from a breach of Section 5.1 of this Agreement; (iv) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory, shareholder approval and other aspects of such proposal and the Person making such Acquisition Proposal; (v) that is not subject to any due diligence and/or access condition; and (vi) in respect of which the Board and Independent Committee determines, in their good faith judgement, after receiving the advice of their outside legal counsel and the Financial Advisor and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory, shareholder approval and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, that, (1) the failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with their fiduciary duties under Law; and (2) if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Shareholders, other than the Purchaser Parties, Key Management and any other affiliated Shareholders, than the Arrangement (after taking into account any amendments to the terms and conditions of this Agreement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including withholding tax returns and reports, and information returns and reports) prepared or filed (or required to be prepared or filed) in respect of Taxes.

“Termination Notice” has the meaning specified in Section 4.8(3).

“Terminating Party” has the meaning specified in Section 4.8(3).

“Termination Payment” has the meaning specified in Section 8.2(2).

“Termination Payment Event” has the meaning specified in Section 8.2(2).

“Turkey Regulatory Approval” means approval by the Turkish Competition Authority under the Law on Protection of Competition, Law No. 4054 (as amended)

“U.S. Securities Act” means the Securities Act of 1933 of the United States, as amended, and the rules and regulations promulgated thereunder.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended.

“Valuation” means the formal valuation prepared by the Valuator that the Company is required to obtain pursuant to s. 4.3 of MI 61-101.

“Valuator” means BMO Capital Markets Inc.

“Voting Agreements” means the agreements to vote in favour of the Arrangement between the Purchaser, the Company and each of the directors and executive officers of the Company set forth in Section 6(b) of the Company Disclosure Letter and JLL Patheon Holdings, LLC as the controlling entity of JLL Dutch Co-op.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “made available” means (i) copies of the subject materials were included in the Data Room, (ii) copies of the subject materials were provided to a Purchaser Party (or its Representatives), or (iii) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to a Purchaser Party (or its Representatives) by the Company, if requested.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of James Mullen, Stuart Grant and Michael Lytton in their respective capacities as officers of the Company and not in their personal capacities after due inquiry of the appropriate Company personnel responsible for the matter addressed. The Company confirms that it has made such inquiries of such Persons (including appropriate officers of the Company) as it considers reasonably necessary as to the matters that are the subject of the representations and warranties.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

(8)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(10)	Time References. References to time are to local time, Toronto, Ontario.

(11)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(13)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement, subject to such changes as may be agreed to by the Parties in accordance with this Agreement.

Section 2.2 Interim Order

As soon as reasonably practicable after SEC Approval is obtained, the Company shall apply in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii)	that the required level of approval for the Arrangement Resolution shall be (a) two-thirds of the votes attached to the Restricted Voting Shares cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Company Meeting and (b) a majority of the votes attached to the Restricted Voting Shares cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Company Meeting excluding for this purpose votes attached to Restricted Voting Shares required to be excluded pursuant to section 8.1(2) of MI 61-101 (which the Parties understand to be the votes attached to any Restricted Voting Shares held by each Purchaser Party and each “senior officer” of the Company that is an “interested party” (as those terms are defined in MI 61-101)), in each case with one Restricted Voting Share entitling the holder thereof to one vote on the Arrangement Resolution (the “Required Approval”);

(iii)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(iv)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)	confirmation of the record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(viii)	that the record date for the Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting; and

(ix)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

The Purchaser shall attorn, and shall obtain the agreement of each of Cayman LP, Fund V, Dutch Co-op, Dutch Holdco, Dutch Sub, JLL Associates, JLL Holdco, LLC1. Newco (all as such terms are defined in the Plan of Arrangement) and JLL Patheon Holdings III, LLC and their respective affiliates affected by the Plan of Arrangement, to attorn, to the jurisdiction of the Court in respect of the Arrangement, appoint Border Ladner Gervais LLP as their agent for service in Ontario, and instruct such counsel to appear before the Court and consent to the Interim Order and Final Order on their behalf, in each case no later than five Business Days preceding the date of the application for the Interim Order.

Section 2.3 The Company Meeting

(1)	The Company shall:

(a)	use its reasonable best efforts to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable and within 45 days of receipt of SEC Approval (and, in this regard, the Company shall abridge, as necessary, any time periods that may be abridged under Securities Laws), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Company and the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity; or

(ii)	as required or permitted under Section 4.8(3) or Section 5.4(5).

(b)	use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement including engaging and using the services of proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser (at the Purchaser’s expense) to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm engaged by the Company and provided to the Company, or its Representatives, as requested from time to time by the Purchaser;

(d)	permit the Purchaser to, at the Purchaser’s expense, on behalf of the management of the Company, directly or through a proxy solicitation services firm, actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(e)	consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting and give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives and legal counsel to attend the Company Meeting;

(f)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)	promptly advise the Purchaser of any communication (written or oral) received by the Company, its Subsidiaries or Representatives, from or relating to claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or exercise or purported exercise or withdrawal of Dissent Rights by Shareholders and, subject to Law, will provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings with or including any such Persons. The Company shall not settle or compromise or agree to settle or compromise any such claims or Dissent Rights without the prior written consent of the Purchaser;

(h)	not, without the Purchaser’s consent, change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law; and

(i)	if the Company Meeting is to be held during a Matching Period, at the request of the Purchaser, adjourn or postpone the Company Meeting to a date that is not later than 15 Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five Business Days prior to the Outside Date.

Section 2.4 The Company Circular

(1)	In connection with the Company Meeting, the Company shall, so as to permit the Company Meeting to be held in accordance with Section 2.3(1)(a): (i) as promptly as reasonably practicable after the date hereof prepare the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and file with the SEC the Company Circular, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing and provide copies of such comments to the Purchaser promptly upon receipt and copies of proposed responses to SEC comments prior to filing, (iii) as promptly as reasonably practicable prepare and file (after the Purchaser has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use its reasonable best efforts to have the SEC confirm that it has no further comments on the Company Circular, and thereafter, following receipt of the Interim Order, file the Company Circular on SEDAR and EDGAR, and mail to the Shareholders as promptly as reasonably practicable, the Company Circular and all other customary proxy or other materials for meetings such as the Company Meeting, (v) to the extent required by Law, as promptly as reasonably practicable prepare, file and distribute to the Shareholders any supplement or amendment to the Company Circular if any event shall occur which requires such action at any time prior to the Company Meeting, and (vi) otherwise use its reasonable best efforts to comply with all requirements of Law applicable to the Company Meeting and the Arrangement. The Parties shall cooperate with each other in connection with the preparation and filing of the Company Circular, including promptly furnishing the other Party upon request with any and all information as may be required to be set forth in the Company Circular and Schedule 13E-3 under Law. If applicable, in connection with the filing of the Company Circular, the Company and the Purchaser shall cooperate to (i) concurrently with the preparation and filing of the Company Circular, jointly prepare and file with the SEC the Schedule 13E-3 relating to the transactions contemplated hereby and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and shall consult with each other prior to providing such response, (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) have the SEC confirm that it has no further comments on the Schedule 13E-3 and (v) to the extent required by Law, as promptly as reasonably practicable prepare, file and distribute to the Shareholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Meeting.

(2)

The Company shall ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by the Purchaser or its Representatives in writing specifically for the purpose of inclusion in the Company Circular) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy or summary of the Valuation, (ii) a copy of the Fairness Opinion, (iii) a statement that the Independent Committee and the Board have received the Valuation and Fairness Opinion, and that the Independent Committee and the Board have each, after receiving legal and financial advice, determined that the Arrangement is fair to the holders of Restricted Voting Shares (other than the Purchaser Parties, Key Management and any other affiliated Shareholders) and that the Arrangement Resolution is in the best interests of the Company and recommends that Shareholders (other than the Purchaser Parties, Key Management and any other affiliated Shareholders) vote in favour of the Arrangement Resolution (the “Board Recommendation”), on a unanimous basis on the date of this Agreement (excluding each member of the Board who is a JLL Nominee or member of Key Management and has declared their respective interest and abstained from voting) and (iv) a statement as to whether each director and senior officer of the Company (other than any Purchaser Party) intends to vote all of such individual’s Restricted Voting Shares in favour of the Arrangement Resolution.

(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser shall provide all necessary information concerning the Purchaser and its affiliates that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information does not contain any Misrepresentation.

(5)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(6)	The Purchaser shall indemnify and save harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Company, any Subsidiary of the Company or any of their respective Representatives may be subject or may suffer, in any way caused by, or arising directly or indirectly, from or in consequences of: (a) any Misrepresentation or alleged Misrepresentation in any information relating to the Purchaser Parties included in the Company Circular that is provided by the Purchaser or its Representatives in writing for the purpose of inclusion in the Company Circular; (b) any order made, or any Proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information relating to the Purchaser included in the Company Circular that is provided by the Purchaser or its Representatives in writing for the purpose of inclusion in the Company Circular; or (c) the Purchaser not complying with any requirement of Laws in connection with the transactions contemplated by this Agreement.

Section 2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA as soon as reasonably practicable thereafter.

Section 2.6 Court Proceedings

In connection with all Court Proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any such information required to be supplied by the Purchaser and included in such material and any other matters contained therein. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Laws, the Company will not file any material with, or make any written submission to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement.

Section 2.7 Incentive Compensation Plans

The holders of Company Options set forth in Section 2.7 of the Company Disclosure Letter have entered into option cancellation agreements with the Company, to be effective immediately prior to the actions contemplated by Section 2.9, in each case subject to, and conditioned on, the occurrence of the Closing, pursuant to which such holders have agreed to cancel certain of their Company Options as set forth in Section 2.7 of the Company Disclosure Letter.

Section 2.8 Articles of Arrangement and Effective Date

(1)

The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended in accordance with the terms hereof. Subject to the Interim Order, the Final Order and any Law, the Company agrees to amend the Plan of Arrangement at any time prior to one Business Day prior to the Effective Time in accordance with Section 8.1 to add, remove or amend any steps or terms determined to be necessary or desirable by the Purchaser, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which (a) is prejudicial to the Company, Company Securityholders (other than the

Purchaser and affiliates or Key Management) or other Persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or would result in the Company incurring any obligations or liabilities (unless the Purchaser shall indemnify and save harmless the Company from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection therewith), (b) could reasonably be expected to delay, impair or impede (i) the receipt of any Key Regulatory Approval, (ii) the completion, SEC Approval or mailing to Shareholders of the Company Circular and all other customary proxy or other materials for the Company Meeting or (iii) the holding of the Company Meeting on the date specified in the Company Circular once finalized and so mailed, (c) materially delays or results in any adverse term being imposed by the Court in the Interim Order or Final Order or any amendment, modification or supplement thereto, (d) materially delays the satisfaction of any condition set forth in Article 6 hereof, or (e) otherwise results in failure of any of the conditions specified in Section 4.10(2)(b) through (g) inclusive (unless the Purchaser shall indemnify and save harmless the Company from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection therewith). Any such amendment of the Plan of Arrangement will not be considered in determining whether (i) a representation or warranty of the Company under this Agreement has been breached (including whether any amendment gives rise to a requirement for the consent of any third party under a Contract) or (ii) any covenant of the Company (other than this Section 2.8(1)) has been complied with.

(2)	The Company shall file the Articles of Arrangement with the Director upon receipt of written confirmation from the Depositary of the funding referred to in Section 2.9 unless another time or date is agreed to in writing by the Parties.

(3)	The closing of the Arrangement (the “Closing”) will take place at the offices of Dentons Canada LLP, 77 King Street West, Suite 400, Toronto, Ontario or at such other location as may be agreed upon by the Parties.

Section 2.9 Payment of Consideration

On the Filing Date each of the Parties shall use its reasonable best efforts to, as soon as practicable, satisfy all conditions in Article 6 that by their terms cannot be satisfied until the Effective Date, subject to its rights to waive any such condition in accordance with Article 6. Forthwith following confirmation in writing by the Parties of the satisfaction or waiver by the applicable Party or Parties in whose favour the condition is made of the conditions contained in Article 6 that by their terms cannot be satisfied until the Effective Date, other than the obligation of the Purchaser to deposit the aggregate Share Consideration with the Depositary, the Purchaser shall deposit, or shall cause to be deposited, with the Depositary, for the benefit of the holders of the Restricted Voting Shares excluding the JLL Shares and pursuant to a depository agreement in customary form, cash in immediately available funds in US dollars in the aggregate amount necessary for the Depositary to pay the aggregate Share Consideration as provided in the Plan of Arrangement. Subject to terms and conditions of this Agreement and the Plan of Arrangement, the Purchaser shall ensure that the Company has sufficient funds to pay the aggregate Option Consideration and the aggregate DSU Consideration, each as provided in the Plan of Arrangement.

Section 2.10 Deductions under the Tax Act

Purchaser acknowledges and agrees that the Company will forego any deduction under the Tax Act with respect to the cash payment to be made by the Company to the holders of Company Options pursuant to the Plan of Arrangement and in that regard, the Company will comply with the requirements in subsection 110(1.1) of the Tax Act.

Section 2.11 Adjustments to Consideration

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Restricted Voting Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Restricted Voting Shares prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Restricted Voting Share do not exceed the Share Consideration, the Share Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Restricted Voting Share exceed the Share Consideration, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

Section 2.12 Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any Share Consideration, Option Consideration or DSU Consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold from (or which any of them reasonably believe to be required to be deducted or withheld from) such Share Consideration, Option Consideration or DSU Consideration, as applicable, under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the Share Consideration, Option Consideration or DSU Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.13 List of Shareholders

The Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Restricted Voting Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Restricted Voting Shares (including holders of Company Options) and a list of non-objecting beneficial owners of Restricted Voting Shares, together with their addresses and respective holdings of Restricted Voting Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists. The Company shall cause its registrar and transfer agent to furnish the Purchaser with such additional information, including updated or additional lists of Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as set forth in the Company Filings (other than disclosures in any documents incorporated by reference therein, and other than any forward-looking statements or risk factors contained therein) and the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Company that are contained in the corresponding section of this Agreement and any other representations and warranties of the Company to which it is reasonably apparent on its face it should relate), the Company represents and warrants to the Purchaser that the representations and warranties as set forth in Schedule C are true and correct as of the date hereof (except for representations and warranties made as of a specified date, which are true and correct as of such specified date) and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Section 3.2 Representations and Warranties of the Purchaser

(1)	The Purchaser represents and warrants to the Company that the representations and warranties as set forth in Schedule D are true and correct as of the date hereof (except for representations and warranties made as of a specified date, which are true and correct as of such specified date) and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company.

(1)	The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the prior written consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), as required or as expressly permitted by this Agreement, the Plan of Arrangement or as required by Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and the Company shall use its commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company or any of its Subsidiaries has business relations.

(2)	Without limiting the generality of Section 4.1(1) and except as provided in the applicable Subsection of Section 4.1(2) of the Company Disclosure Letter, the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the prior written consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), as required or expressly permitted by this Agreement, the Plan of Arrangement or as required by Law, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its articles of incorporation, articles of amalgamation, by-laws or, in the case of any Subsidiary of the Company which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any securities of the Company or of any Subsidiary, undertake any capital reorganization, or reduction of capital or combination thereof or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof), except where the foregoing is effected for the purpose of dealing with intercompany trade payables and intercompany loans (including interest thereon) between or among the Company and/or its wholly-owned Subsidiaries in the Ordinary Course;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Company or any of its Subsidiaries;

(d)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any securities of the Company or of any of its Subsidiaries or securities or rights exercisable or exchangeable for or convertible into securities of the Company or of any of its Subsidiaries, except for the issuance of Restricted Voting Shares issuable upon the exercise of the Company Options specified in Section 6(c) of the Company Disclosure Letter;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, including pursuant to capital leases, assets, securities, properties, interests or businesses except: (i) as are effected in the Ordinary Course, (ii) as are expressly contemplated in the 2014 Plan and Budget, or (iii) provided that the aggregate acquisition cost does not exceed $5 million;

(f)	enter into any joint venture or similar agreement, arrangement or relationship;

(g)	reorganize, amalgamate or merge the Company or any Subsidiary of the Company;

(h)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(i)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries other than as expressly contemplated under the 2014 Plan and Budget or of immaterial assets in the Ordinary Course;

(j)	make any capital expenditures or commitments to do so, except as expressly contemplated in the 2014 Plan and Budget without regard to the timing set forth therein;

(k)	except as specified in Section 33 of the Company Disclosure Letter, make or file any material Tax election, information schedule, return or designation, where the taking of such action is inconsistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return in respect of any material Tax matter, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(l)	make any loans or advances (other than expense advances to directors, officers, employees, consultants and agents consistent with past practice) or capital contributions to, or investments in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any other Person, other than a wholly-owned direct or indirect Subsidiary of the Company;

(m)	prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable with respect to any indebtedness for borrowed money or Guarantees thereof in any amount other than pursuant to the Company’s Secured Revolving Facility in the Ordinary Course;

(n)	grant any Lien (other than a Permitted Lien and pursuant to a capital lease permitted by Section 4.1(2)(e)) on any assets of the Company or its Subsidiaries;

(o)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments, except in accordance with past practice;

(p)	make any bonus or profit sharing distribution or similar payment of any kind except for (i) the 2013 bonuses due in January 2014 or (ii) the sales plan bonuses provided in the 2014 Plan and Budget (taking into account the timing set forth therein);

(q)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP;

(r)	except as required by Law or as expressly contemplated in the 2014 Plan and Budget (including, for greater certainty, planned annual compensation increases) (i) increase any severance, change of control or termination pay (or improvements to notice or pay in lieu of notice) to (or amend any existing arrangement with) any Company Employee or any current or former director of the Company or any of its Subsidiaries; (ii) increase the compensation or benefits payable under any existing severance or termination pay policies with the any Company Employee; or (iii) increase the compensation or benefits payable under any employment agreement to any Company Employee or any current or former executive officer of the Company (as such term is defined in NI 51-102) or any current or former director of the Company or any of its Subsidiaries, in each case, other than in the Ordinary Course;

(s)	except as required by Law or as contemplated in the 2014 Plan and Budget, and except as specified in Section 4.1(2)(s) of the Company Disclosure Letter: (i) adopt any new Employee Plan or any amendment or modification of an existing Employee Plan; (ii) increase any funding obligation or accelerate the timing of any funding contribution under any Employee Plan; (iii) grant, amend or modify any equity, equity-based or similar awards; or (iv) reduce the Company’s or its Subsidiaries’ work force except in the Ordinary Course;

(t)	cancel, waive, release, assign, settle or compromise any material claims or rights or fail to use commercially reasonable efforts to file for, prosecute or maintain all trademarks, trade names, business names, patents, inventions, know-how, copyrights, service marks, brand names, industrial designs and all other industrial or Intellectual Property necessary to carry on the business of the Company and its Subsidiaries as it is conducted on the date of this Agreement (“Material IPRs”) owned by the Company in the Ordinary Course;

(u)	except (i) for litigation with respect to this Agreement or the transactions contemplated by this Agreement, (ii) litigation not with respect to this Agreement which the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, and (iii) as referred to in Section 4.1(2)(u) of the Company Disclosure Letter, commence any litigation or waive, release, assign, settle or compromise any Proceedings in excess of an amount of $1.5 million individually or $5 million in the aggregate;

(v)	amend or terminate any Material Contract, waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, in each case other than in the Ordinary Course or except as expressly contemplated in the 2014 Plan and Budget;

(w)	enter into any material transaction with any Company Employee or any director of the Company;

(x)	other than in the Ordinary Course with respect to exclusive dealing arrangements for commercial manufacturing services that the Company or any Subsidiary of the Company provides to third parties in its commercial agreements, enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict the Company or any of its Subsidiaries, from competing in any location or line of business with any Person;

(y)	except (i) as contemplated in Section 4.9, (ii) for any amendment or modification effected in the Ordinary Course, or (iii) as expressly contemplated in the 2014 Plan and Budget, amend, modify, terminate, cancel or let lapse any insurance (or re-insurance) policy of the Company or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage not materially less favourable than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(z)	abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases, permits or registrations if such abandonment, failure to diligently pursue, action or failure to take action would be inconsistent with the past practice of the business;

(aa)	incur, create, assume or otherwise become liable for, any Financial Indebtedness, or make any loans, capital contributions, investments or advances, other than pursuant to a Contract in existence on the date hereof, capital leases and insurance re-financing in the Ordinary Course contemplated in the 2014 Plan and Budget;

(bb)	have any competing issuances, incurrences, offerings or placements of bank credit financing or debt securities (other than the debt facilities contemplated by the Debt Commitment Letter, the senior notes contemplated by the Debt Commitment Letter or any “demand” securities issued pursuant to the Fee Letter, the Holdings PIK Note (each as defined in the Debt Commitment Letter) or indebtedness permitted by clause (g) of Exhibit A to the Debt Commitment Letter, including for the avoidance of doubt any incurrence of indebtedness under the Existing Credit Agreement (as defined in the Debt Commitment Letter)) by or on behalf of the Company or any of its Subsidiaries being announced, offered, placed or arranged that could reasonably be expected to materially impair the Syndication (as defined in the Debt Commitment Letter);

(cc)	grant an exclusive license or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than in the Ordinary Course or to wholly-owned Subsidiaries;

(dd)	enter into or amend in any material respect any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in Section 8.3(3) of the Company Disclosure Letter; or

(ee)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2 Covenants of the Company Relating to the Arrangement

(1)	The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	use commercially reasonable efforts to satisfy all conditions in Article 6 of this Agreement and take all steps set forth in the Interim and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable in connection with the Arrangement, (B) required to be obtained under the Material Contracts in connection with the Arrangement or (C) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)	use commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; provided, that neither the Company nor any of its Subsidiaries shall consent to the entry of any judgement or settlement with respect to such Proceeding without the prior written approval of Purchaser;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement;

(f)	use commercially reasonable efforts to assist in effecting the resignations and mutual releases (in a form satisfactory to the Parties, acting reasonably), as applicable, of each member of the Board and the boards of directors of the Company’s Subsidiaries in their capacities as such (in each case (other than any JLL Nominee) and to the extent requested by Purchaser), and causing them to be replaced by Persons nominated by Purchaser effective as of the Effective Time; and

(g)	indemnify and save harmless the Purchaser and its affiliates and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Purchaser and its affiliates and their respective directors, officers, employees, advisors and agents may be subject or which the Purchaser and its affiliates and their respective directors, officers, employees, advisors and agents may suffer, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation in the Company Circular;

(ii)	any Order made or Proceeding by any Securities Authority or other Governmental Entity based upon any Misrepresentation in the Company Circular or in any material filed by or on behalf of the Company in compliance or intended compliance with Securities Laws; and

(iii)	the Company not complying with any requirement of Laws in connection with the transactions contemplated by this Agreement;

except that the Company shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any Misrepresentation based on information included in the Company Circular provided by the Purchaser or its Representatives in writing for inclusion in the Company Circular or the non-compliance by the Purchaser with any requirement of Laws in connection with the transactions contemplated by this Agreement.

(2)	The Company shall promptly notify the Purchaser in writing of the occurrence after the date of this Agreement of:

(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(b)	any notice or other communication received by the Company, its Subsidiaries or Representatives from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication received by the Company, its Subsidiaries or Representatives from any supplier, partner, customer, distributor or reseller whose relationship is material to the Company or any of its Subsidiaries to the effect that such supplier, partner, customer, distributor or reseller is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(d)	any notice or other communication received by the Company, its Subsidiaries or Representatives from any Person alleging that the Company or any of its Subsidiaries or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that is illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada) or any Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) made any bribe, rebate, payoff, influence payment, kickback or other payment of any nature, in each case that is a violation of Law;

(e)	any notice or other communication received by the Company, its Subsidiaries or Representatives from any Governmental Entity in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(f)	any Proceedings commenced or, to its knowledge, threatened against or otherwise affecting, the Company, its Subsidiaries or that relate to this Agreement or the Arrangement.

Section 4.3 Covenants of the Purchaser Relating to the Arrangement

(1)	The Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	use commercially reasonable efforts to satisfy all conditions in Article 6 of this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(c)	use commercially reasonable efforts (consistent with the limitations on the Purchaser’s obligations under Section 4.4), to, on prior written approval of the Company, which approval will not be unreasonably withheld, conditioned or delayed, oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; provided, that the Purchaser shall not consent to the entry of any judgement or settlement with respect to such Proceeding which takes effect prior to the Effective Time or includes any admission of liability or wrongdoing on the part of the Company or its Representatives; and

(d)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Purchaser shall promptly notify the Company in writing of:

(a)	any notice or other communication received by Purchaser or its affiliates from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(b)	any notice or other communication received by Purchaser or its affiliates from any Governmental Entity in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(c)	any Proceedings commenced or, to its knowledge, threatened against, the Purchaser relating to this Agreement or the Arrangement.

Section 4.4 Regulatory Approvals

(1)	As soon as reasonably practicable, Purchaser, or where required by Law, each Party or both Parties jointly, shall make or cause to be made all notifications, filings, applications and submissions with Governmental Entities required to obtain, and shall use their respective reasonable best efforts to obtain and maintain, the Key Regulatory Approvals and such other Regulatory Approvals reasonably deemed by any of the Parties to be necessary to discharge their respective obligations under this Agreement in connection with the Arrangement and this Agreement.

(2)	The Parties shall cooperate with one another in connection with obtaining and maintaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required or which is requested by a Governmental Entity, or in the reasonable opinion of either Party, advisable, in connection with obtaining the Regulatory Approvals and use their respective reasonable best efforts to ensure that such information does not contain a Misrepresentation.

(3)	The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, (ii) promptly inform the other Party of any written or oral communication received from any Governmental Entity relating to the Regulatory Approvals or the transactions contemplated hereby (and if in writing, furnish the other parties with a copy of such communication), (iii) use their respective reasonable best efforts to respond as promptly as practicable to any request from any Governmental Entity for information, documents or other materials in connection with the review of the transactions contemplated hereby, including with respect to the Regulatory Approvals and (iv) not make any submissions, filings or other written communications, participate in any substantive meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions, filings or other written communications or attend and participate in any substantive meetings or material communications. Despite any requirement set out in this Section 4.4, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(4)	Without limiting any other provision of this Section 4.4, the Parties shall each use their respective reasonable best efforts: (i) to avoid the entry of, or to have vacated or terminated, any decree, Order, or judgement that would restrain, prevent, delay, unwind, declare void or unlawful, or otherwise temporarily or permanently prohibit the Closing and the transactions contemplated hereby, including without limitation defending through litigation on the merits any claim asserted in any Governmental Entity by any Person; and (ii) to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Closing and the transactions contemplated hereby. Despite anything to the contrary contained in this Section 4.4, the covenants of the Purchaser to use reasonable best efforts to obtain and maintain the Regulatory Approvals shall not require the Purchaser (A) to make or agree to any undertaking, agreement, remedy or action required to obtain and maintain any Regulatory Approval that would have a substantial negative financial impact on, or impose a substantial negative financial burden on, the Purchaser or its affiliates or the Company or its Subsidiaries or the value thereof, in each case relative to the Equity Value or (B) without limitation of sub-clause (A), to make or agree to any undertaking, agreement, remedy or action required to obtain and maintain any Regulatory Approval that is not a Key Regulatory Approval, unless the failure to do would result in the failure of the conditions set forth in Section 6.1(4) or Section 6.2(3) to be satisfied.

Section 4.5 Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and their respective officers, directors, Company Employees, independent auditors, advisers and agents to, afford the Purchaser and its affiliates and to their respective officers, employees, agents and representatives (including the Financing Source Parties, potential lenders and potential investors and their respective representatives) such access as the Purchaser may reasonably require upon reasonable notice and during regular business hours of the Company, including for the purpose of facilitating post-closing business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall make available to the Purchaser all data and information as the Purchaser may reasonably request, provided that such requests do not unreasonably interfere with the conduct of the Company’s business. Notwithstanding the foregoing, the Company may withhold (a) any document or information that is subject to the terms of a confidentiality agreement with a third party, (b) information that, if disclosed, would waive or be otherwise inconsistent with an attorney-client, litigation, or other privilege or could be expected to constitute a waiver of rights as to attorney work product or any such privilege, or (c) information relating to pricing or other matters that are highly sensitive, if the Company, based on the advice of its outside legal counsel, reasonably determines that the exchange of such documents (or portions thereof) or information is likely to result in competitive harm to the Company or violate applicable antitrust Law. If any material is withheld by the Company pursuant to the preceding sentence, the Company shall inform Purchaser as to the general nature of the material being withheld and, if such material is withheld on the basis of clause (c) of the preceding sentence, shall at Purchaser’s request provide such material to Purchaser’s outside antitrust counsel and financing counsel for the Purchaser and the Financing Source Parties. Without limiting the foregoing, and subject to the terms of any existing Contracts, the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required.

(2)	Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

Section 4.6 Financing

(1)

The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the Financing described in the Financing Letters on the terms and conditions (including the flex provisions) described therein and shall not, without the consent of the Company, permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Financing Letters, that imposes new or additional conditions, in each case that, would reasonably be expected to (I) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any “flex” terms) unless the Equity Financing is increased by a corresponding amount or from alternative financing to the extent required or permitted pursuant to this Section 4.6), (II) prevent or materially delay the availability of the Financing or (III) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur (it being understood and agreed that the Purchaser may amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement). Without limiting the foregoing, the Purchaser shall use its reasonable best efforts (i) to maintain in effect the Financing Letters until the consummation of the transactions contemplated hereby, (ii) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms no less favorable to the Purchaser than the terms and conditions (including flex provisions) in the Debt Commitment Letter) and, for greater certainty, such terms shall not include conditions in favour of the Financing Source Parties in addition to those in the Debt Commitment Letter, (iii) to satisfy (or obtain waivers to) on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to the Purchaser to funding in the Debt Commitment Letter at the Closing that are within its control and in the Equity Commitment Letter and to consummate the Financing at or prior to the Closing and (iv) subject to the satisfaction or waiver of the conditions set forth in the Financing Letters (other than the condition in Section 6 of Schedule D to the Debt Commitment Letter to make the Equity Contribution (as defined in the Debt Commitment Letter) and the conditions that, by their terms, cannot be satisfied until the Effective Date), at the time when the Closing would have occurred but for the failure of the Financing to be funded, to seek to enforce its rights under the Financing Letters, including using its reasonable best efforts to cause the lenders and the other Persons committed to fund the Financing to fund the Financing (or such lesser amount as may be required to consummate the transactions contemplated hereby) at the Closing. Without limiting the generality of the foregoing, the Purchaser shall give the Company prompt notice (x) of any breach or default by any party to any of the Financing Letters and any definitive agreements with respect thereto of which the Purchaser becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any

Financing Source Party in the case of the Debt Commitment Letter or any of JLL Holdco, JLL Partners Fund VI, L.P., JLL Partners Fund V, L.P. and JLL Associates V (Patheon), L.P. in the case of the Equity Commitment Letter, with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Letters and any definitive agreements with respect thereto or any material provisions of the Financing Letters and any definitive agreements with respect thereto or (2) dispute or disagreement between or among any parties to any of the Financing Letters with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, in each case which would make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur; provided, that in no event will the Purchaser be under any obligation to disclose any information that is subject to any applicable legal privileges (including the attorney-client privilege)). Upon the occurrence of any circumstance referred to in clause (x) or (y)(A) of the immediately preceding sentence which would make any portion of the Debt Financing unavailable, and such portion is reasonably required to fund the aggregate Share Consideration and all fees, expenses and other amounts contemplated to be paid by the Purchaser pursuant to this Agreement, the Purchaser shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions not less favorable, and with financing sources reasonably acceptable, to the Purchaser than the terms set forth in the Debt Commitment Letter as promptly as reasonably practicable following the occurrence of such event. Notwithstanding anything to the contrary contained herein, in no event shall the Purchaser be required pursuant to this Agreement to agree to pay to the lenders providing the Debt Financing any additional fees or to increase any interest rates applicable to the Debt Financing, except as expressly required pursuant to the Debt Commitment Letter in existence as of the date hereof or in any fee letter referenced therein (including any market flex terms thereof) or related thereto and the Purchaser shall not be required to consummate the Debt Financing until the final day of the Marketing Period. The Purchaser shall furnish the Company with complete, correct and executed copies of the Debt Commitment Letter or any alternative financing agreement promptly upon their execution, and upon request will provide the Company with drafts of the Offering Documents (which drafts may omit any Description of Notes to be included therein) and the Required DPP Information forthwith following the receipt thereof by the Purchaser.

(2)

Prior to the Closing, the Company shall use its reasonable best efforts to provide to the Purchaser, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, all cooperation reasonably requested by the Purchaser in connection with arranging, obtaining and syndicating the Financing and to assist Purchaser in causing the conditions in the Financing Letters to be satisfied (provided that such request is made on reasonable notice), including (i) assisting with the preparation of Offering Documents and, upon receipt of the Required DPP Information, preparing the pro forma financial statements referred to in paragraphs 9 and 12 of Exhibit D of the Debt Commitment Letter, including, for the avoidance of doubt, the pro forma consolidated balance sheet and pro forma consolidated statements of income of the Parent Borrower (as defined in the Debt Commitment Letter) required under paragraph 9 thereof, (ii) preparing and furnishing to the Purchaser and the Financing Source Parties as promptly as practicable all Required Company Information relating to the Company and its Subsidiaries as may be reasonably requested by the Purchaser to assist in preparation of the Offering Documents, and any supplements thereto, (iii) having the Company designate members of senior management, with appropriate seniority and expertise, of the Company to participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions, customary meetings and sessions with ratings agencies in connection with the Financing and reasonably cooperating with the marketing efforts, including direct contact between such senior management of the Company and its Subsidiaries and Financing Source Parties and potential lenders and investors in the Financing, (iv) assisting the Purchaser in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter, including assisting the Purchaser and the Financing Source Parties in the preparation of materials for rating agency presentations, (v) obtaining customary accountant’s comfort letters (including customary negative assurances) and consents from the Company’s independent auditors for a U.S. offering of debt securities, which such auditors are prepared to issue at the time of pricing of such debt securities and the closing thereof upon completion of customary procedures, (vi) assisting in the preparation of, and, subject to the occurrence of the Closing, executing and delivering, definitive financing documents, including guarantee and collateral documents and other certificates and documents on terms and condition consistent with the Debt Commitment Letter as may be reasonably requested by the Purchaser, (vii) subject to any contractual agreement in effect as of the date hereof (except to the extent any pledge prohibition in such contractual agreement is unenforceable after giving effect to the applicable provisions of Article 9 of the Uniform Commercial Code of New York), facilitating the pledging of collateral for the Financing (including the delivery of original share certificates, together with share powers executed in blank, with respect to the Company and each of its Subsidiaries), including taking reasonable actions necessary to permit the Financing Source Parties to evaluate the Company’s and its Subsidiaries’ assets for the purpose of establishing collateral arrangements (including cooperation in connection with the payoff of existing Financial Indebtedness and the release of related Liens), (viii) assisting the Financing Source Parties in benefiting from the existing lending relationships of the Company and its Subsidiaries, (ix) cooperating with the Purchaser to the extent within the control of the Company and its Subsidiaries, and taking all organizational actions, subject to the occurrence of the Effective Date, reasonably requested by the Purchaser to permit the consummation of the Financing, (x) executing and delivering any certificate and documents as may be reasonably requested by Purchaser (including a certificate of the chief financial officer of the Company (who is or will be such officer as of the Effective Time (with respect to solvency matters in the form set forth in Annex I to Exhibit D of the Debt Commitment Letter as of the Closing, on a pro forma basis); (xi) obtaining surveys, to the extent available, and obtain title insurance at the expense of and as reasonably requested by the Purchaser on behalf of the Financing Source Parties; (xii) subject to Section 4.5(1), taking all actions reasonably requested by the Purchaser and necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting the commercial finance examination and inventory, equipment and real property appraisals as may be contemplated by the Debt Commitment Letter within the time frame described therein) and (B) establish bank and other accounts and blocked account and control agreements in connection with the foregoing, (xiii) cooperating with the Financing Source Parties’ requests for due diligence to the extent customary and reasonable, (xiv) obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of the Company and requesting consents of accountants for use of their reports in any materials reasonably relating to the Debt Financing, and (xv) at least four Business Days prior to the Effective Date, providing all documentation and other information about the

Company and each of its Subsidiaries as is reasonably requested in writing by the Purchaser at least eight Business Days prior to the Effective Date in connection with the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act; provided, however, in each case, that (A) neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Date, (B) none of the Company or any of its Subsidiaries shall be required to take any action that would subject it to any cost or expense or to pay any commitment or other similar fee or make any other payment (other than to the extent the Purchaser agrees to promptly reimburse such amounts) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing that is not subject to the occurrence of the Effective Date, (C) none of the boards of directors (or equivalent bodies) of the Company or any of its Subsidiaries shall be required to enter into any resolutions or take similar action approving the Financing (except that concurrently with the Closing, the boards (or their equivalent bodies) of the Company and Subsidiaries of the Company may sign resolutions or take similar actions that do not become effective until the Effective Date), and (D) the Company shall not be required to take any action or do anything that would contravene any Law, contravene any material Contract of the Company or any Subsidiary or be reasonably likely to prevent or materially delay the satisfaction of any condition set forth in Article 6 of this Agreement. The Company hereby consents to the use of the Company’s logos in connection with the Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. The Company and its Subsidiaries shall use their reasonable best efforts to periodically update any Required Company Information provided to Purchaser as may be reasonably necessary so that such Required Company Information (i) meets the condition set forth in the first proviso in the definition of “Marketing Period”, (ii) meets the applicable requirements set forth in the definition of “Required Company Information”, and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease to be deemed to have commenced. The Purchaser agrees to indemnify the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements and penalties collectively, “Losses”) suffered or incurred by any of them in connection with any Financing or potential Financing by the Purchaser (other than with respect to any Losses arising out of any information provided by the Company and relating to the Company and its Subsidiaries or resulting from any fraud, gross negligence or willful misconduct by the Company).

(3)

In addition, prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, negotiate a payoff letter from the agent under the Existing Credit Agreement (as defined in the Debt Commitment Letter), in the agent’s customary form, and which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to the Existing Credit Agreement as of the Effective Date (the “Debt Payoff Amount”),and (ii) state that all Liens in connection therewith relating to the assets of the Company or its Subsidiaries shall, upon payment of the Debt Payoff Amount on or before the time for payment of the Debt Payoff Amount on the Effective Date, be released. The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, deliver all notices and take all other actions reasonably requested by the Purchaser to facilitate the termination of any commitments under the

Existing Credit Agreement, the repayment in full of all obligations then outstanding thereunder (using funds provided by the Purchaser) and the release of all Liens in connection therewith on the Effective Date or as soon as reasonably practicable thereafter (such termination, repayment and release, the “Credit Agreement Termination”); provided, that in no event shall this Section 4.6 require the Company or any of its Subsidiaries to cause such Credit Agreement Termination unless the Closing shall have occurred and Purchaser shall have provided to the Company funds to pay in full the Debt Payoff Amount.

Section 4.7 Public Communications

The Company and the Purchaser shall agree on the text of joint press releases by which the Company and the Purchaser will announce (i) the execution of this Agreement and (ii) the completion of the Arrangement. The Parties shall each reasonably cooperate with the others in the preparation of presentations, if any, to Shareholders or other Persons regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned), and the Company must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned); provided however that the foregoing shall be subject to a Party’s overriding obligation to make any disclosure or filing required by Laws and in such circumstances shall use its reasonable best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure), and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel. Notwithstanding the foregoing, the Purchaser may disclose such information as is necessary or desirable to its affiliates and its direct or indirect, limited partners and co-investors and to (i) the Commitment Parties (as such term is defined in the Debt Commitment Letter), lead arrangers, book running managers, agents, lenders, prospective lenders or participants or prospective participants and to any direct or indirect contractual counterparty to any swap or derivative transaction relating to the financing and (ii) to Moody’s and S&P, in connection with obtaining ratings.

Section 4.8 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party

(the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) five Business Days prior to the Outside Date, and (b) the date that is 30 days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice less than 30 days prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is 30 days following receipt of such Termination Notice by the Breaching Party.

Section 4.9 Insurance and Indemnification

(1)	Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance with a term of not less than six years providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for policies currently maintained by the Company (which the Company represents and warrants is $373,685).

(2)	The Company shall, and shall cause each of its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers, managers and directors of the Company and its Subsidiaries, and such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms. The provisions of this Section 4.9 shall be binding, jointly and severally, on all successors of the Company.

(3)	If the Company or, following the Effective Time, the Purchaser or any of their successors or assigns shall (a) amalgamate, consolidate with or merge or wind-up into any other Person and, if applicable, shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any Person or Persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 4.9.

(4)	The provisions of this Section 4.9 shall survive the consummation of the transactions contemplated by this Agreement and are intended for the benefit of, and shall be enforceable by, present and former employees, officers, managers and directors of the Company and its Subsidiaries, their respective heirs, executors, administrators and personal representatives and shall be binding on the Company and its Subsidiaries and their respective successors and assigns.

Section 4.10 Pre-Acquisition Reorganization

(1)	Subject to Section 4.10(2), upon request of the Purchaser, the Company shall use commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.10(1) unless such Pre-Acquisition Reorganization:

(a)	can be completed immediately prior to the Effective Date;

(b)	is not prejudicial to the Company in any material respect or to the Company Securityholders and will not result in any Tax or other consequences to any Company Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;

(c)	does not impair the ability of the Company to consummate, and will not delay the consummation of, the Arrangement;

(d)	does not impact the value and form of the Share Consideration or other consideration to be paid to the Company Securityholders under the Arrangement;

(e)	does not require the Company to obtain approval of the Shareholders (other than in respect of the Arrangement Resolution at the Company Meeting);

(f)	does not adversely affect the financial condition, assets, operating results or Solvency, or unreasonably interfere with the operations, of the Company or any of its Subsidiaries, prior to or as at the Effective Time; and

(g)	does not require the Company or any of its Subsidiaries to contravene any Law, its respective organizational documents or any Contract of the Company or its Subsidiaries.

(3)	Furthermore, any Pre-Acquisition Reorganization will not be considered in determining whether (i) a representation or warranty of the Company under this Agreement has been breached (including whether any Pre-Acquisition Reorganization requires the consent of any third party under a Contract) or (ii) any covenant of the Company (other than this Section 4.10) has been complied with.

(4)	The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization not less than five Business Days after the commencement of the Marketing Period. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the Business Day (and, to the extent practicable, as of the last moment of such Business Day) ending immediately prior to the Effective Date (but after the Purchaser has waived or confirmed in writing that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied and that it is prepared to promptly and without condition proceed with the Arrangement).

(5)	The Purchaser shall be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates (other than the Purchaser Parties) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization or the unwinding of any such Pre-Acquisition Reorganization.

Section 4.11 Scheduled Reorganization

The Company shall use reasonable best efforts to perform the Scheduled Reorganization. The Scheduled Reorganization will not be considered in determining whether (i) a representation or warranty of the Company under this Agreement has been breached (including whether the Scheduled Reorganization requires the consent of any third party under a Contract), (ii) any covenant of the Company (other than this Section 4.11) has been complied with or (iii) a Material Adverse Effect has occurred.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any of their respective Representatives, or otherwise, and shall not permit any such Person to:

(a)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than any Purchaser Party or Purchaser Party Representative) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal, provided that, the Company may (i) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) advise any Person of the restrictions of this Agreement; and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information is communicated to such Person;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, in each case in a manner adverse to the Purchaser, the Board Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to, any public Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than 10 days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such 10-day period (or in the event that the Company Meeting is scheduled to occur within such 10-day period, prior to the second Business Day prior to the date of the Company Meeting)); or

(e)	accept, approve, endorse, recommend or execute or enter into (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) or publicly propose to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal.

(2)	The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than any Purchaser Party or Purchaser Party Representative) with respect to any Acquisition Proposal, and in connection therewith, the Company will:

(a)	immediately discontinue access to and disclosure of any data room and any confidential information, properties, facilities, books and records of the Company or of any of its Subsidiaries that is provided to any Person outside of the Ordinary Course; and

(b)	within two Business Days request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than any Purchaser Party or Purchaser Party Representative, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that within the last three years the Company has not waived any confidentiality, standstill or similar agreement or restriction relating to a potential Acquisition Proposal to which the Company or any of its Subsidiaries is a party, and further covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant relating to a potential Acquisition Proposal to which the Company or any of its Subsidiaries is a party, and (ii) neither the Company, nor any of its Subsidiaries or any of their respective Representatives have or will, unless the Board (after consultation with outside legal counsel) believes in good faith that the failure to do so would be inconsistent with its fiduciary duties under Law, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant relating to a potential Acquisition Proposal to which the Company or any of its Subsidiaries is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2 Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes an Acquisition Proposal, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, including the identity of all Persons making the Acquisition Proposal, and shall provide the Purchaser with copies of all written documents, correspondence or other material received by the Company, its Subsidiaries or Representatives in respect of, from or on behalf of any such Person in connection therewith and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal. The Company shall keep the Purchaser informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, including any material changes, modifications or other amendments to any such Acquisition Proposal, and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal.

Section 5.3 Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time prior to obtaining the Required Approval, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	the Company has otherwise been and continues to be in compliance with its obligations under Section 5.1 and 5.2;

(c)	prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person on terms and conditions no less onerous or more beneficial to such Person than those applicable to the Purchaser in the confidentiality and standstill agreement dated October 6, 2006 between JLL Partners Fund V, L.P. and the Company, which, for the avoidance of doubt, shall include a twelve month “standstill” period, which period shall not terminate due to the announcement, approval or entry into this Agreement or any amendment of this Agreement or due to any action contemplated by this Agreement or any amendment of this Agreement “, and which, for greater certainty, would not prohibit the Person making such Acquisition Proposal from proposing a Superior Proposal in accordance with the terms of such confidentiality and standstill agreement; and

(d)	the Company promptly provides the Purchaser with:

(i)	prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(c); and

(iii)	any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

(2)	The Parties acknowledge that the furnishing of certain competitively sensitive information to competitors of the Company would be materially prejudicial to the Company and its business and, accordingly, no such information shall be disclosed to any Person that the Board, acting reasonably, determines to be a competitor of the Company in some material respect under Section 5.3(1) in circumstances where it would be reasonable to conclude that such disclosure would be materially prejudicial to the Company and its business until the termination of this Agreement in accordance with its terms. Notwithstanding the foregoing, such information may be disclosed under Section 5.3(1) on a confidential basis to external advisors and experts retained by any such competitor of the Company, who enter into agreements reasonably satisfactory to the Company, that such information will not be provided or communicated to the competitor, its officers, directors or other Representatives.

(3)	Nothing contained in this Agreement shall prohibit the Board from making any disclosure to Shareholders with respect to an Acquisition Proposal prior to the Effective Time if, in the good faith judgement of the Board, after consultation with outside legal counsel, such disclosure is required by applicable Securities Laws (including responding to an Acquisition Proposal under a directors’ circular) or from calling and holding a meeting of Shareholders requisitioned by Shareholders, or any of them, prior to the Effective Date if required by Law.

Section 5.4 Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Approval, the Board may, subject to compliance with Article 7 and Section 8.2, withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation (an “Adverse Recommendation”) and/or authorize the Company to enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction, which has not been waived pursuant to Section 5.1(3);

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	the Company has delivered to the Purchaser a written notice (a “Superior Proposal Notice”) of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to effect an Adverse Recommendation and/or terminate this Agreement and authorize the Company to enter into such definitive agreement with respect to such Superior Proposal;

(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents, supplied to the Company in connection therewith by the Person making the Superior Proposal or its Representatives;

(e)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d);

(f)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure of the Board to authorize the Company to effect an Adverse Recommendation and/or terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under Law; and

(h)	prior to or concurrent with the entering into of such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Payment pursuant to Section 8.2.

(2)

During the Matching Period, or such longer period as the Company may approve for such purpose, (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal and (b) if the Board determines that such Acquisition Proposal would be expected to cease to be a Superior Proposal as a consequence of acceptance of such offer, the Company shall, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall execute and deliver an amendment to this Agreement negotiated in accordance with the preceding sentence to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Company.

(4)	The Board shall promptly reaffirm the Board Recommendation by press release from time to time at the reasonable request of the Purchaser and after any Acquisition Proposal that is publicly announced is determined by the Board not to be a Superior Proposal or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in such Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall adjourn or postpone the Company Meeting to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting.

(6)	The Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company. Furthermore, the Company shall be responsible for any breach of this Article 5 by it, its Subsidiaries and their respective Representatives excluding any Purchaser Party Representative.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or as of the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Company Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained, and each such Key Regulatory Approval is in force and has not been modified.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(5)	Articles of Arrangement. The Articles of Arrangement to be filed with the Director under the CBCA in accordance with the Arrangement shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or as of the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (6) [Capitalization], (15) [Solvency] and (16)(a) [No Pending Bankruptcy] of Schedule C are true and correct as of the Effective Time, in all respects (other than such failures of the representations and warranties in paragraph (6) [Capitalization] to be true and correct that would have no more than a de minimis impact on the aggregate of the Share Consideration, Option Consideration and DSU Consideration payable pursuant to this Agreement or the Arrangement) and all other representations and warranties of the Company are true and correct as of the Effective Time, in all respects, except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding (i) by a Governmental Entity pending or threatened, or (ii) by any Person other than a Governmental Entity pending that would reasonably be expected to result in any of the consequences set forth in clauses (i) through (vi) below, in each case to: (i) cease trade, enjoin, prohibit or materially limit the Purchaser’s or any of its Subsidiaries’ ability to acquire, hold, or exercise full rights of ownership over, any Restricted Voting Shares, including the right to vote the Restricted Voting Shares; (ii) prohibit or materially restrict the ownership or operation by the Purchaser or any of its Subsidiaries (determined after giving effect to the consummation of the transactions contemplated by this Agreement and the Contribution Agreement) of the business or assets of the Company and its Subsidiaries (determined after giving effect to the consummation of the transactions contemplated by this Agreement and the Contribution Agreement) taken as a whole; (iii) require the Purchaser or any of its Subsidiaries (determined after giving effect to the consummation of the transactions contemplated by this Agreement and the Contribution Agreement) to conduct its businesses in a specified manner as a result of the Arrangement that would materially restrict the operation of such businesses (taken as a whole) relative to their operation as of the date hereof; (iv) compel the Purchaser or any of its Subsidiaries (determined after giving effect to the consummation of the transactions contemplated by this Agreement and the Contribution Agreement) to dispose of or hold separate any material portion of its business or assets; (v) require DSM or its affiliates (other than Purchaser or its Subsidiaries (determined after giving effect to the consummation of the transactions contemplated by this Agreement and the Contribution Agreement)) to take any action or refrain from taking any action with respect to any of their businesses (other than the business of the Purchaser and its Subsidiaries (determined after giving effect to the consummation of the transactions contemplated by this Agreement and the Contribution Agreement); or (vi) prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect, and excluding, in each case, any Regulatory Approval that has been received or the terms thereof.

(4)	Dissent Rights. Dissent Rights have not been exercised (and not withdrawn or forfeited) with respect to more than ten percent of the issued and outstanding Restricted Voting Shares, excluding any exercise of Dissent Rights by any of the Purchaser Parties or by the directors and officers of the Company who have entered into the Voting Agreements.

(5)	Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or as of the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser which are qualified by references to materiality are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Purchaser are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not prevent or materially delay the completion of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants. The Purchaser has fulfilled or complied (i) in all material respects with each of the covenants of the Purchaser contained in this Agreement (other than Section 2.9) to be fulfilled or complied with by it on or prior to the Effective Time, and (ii) in the case of each of the covenants in Section 2.9, in all respects, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term

This Agreement shall be effective from the date hereof until the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)

the Arrangement Resolution is not approved by the Shareholders at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure of the

Arrangement Resolution to have been approved by the Shareholders at the Company Meeting in accordance with the Interim Order has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal such Law (provided such Law is an Order, injunction, judgement, decree or ruling) or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3) on or prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied;

(ii)	prior to obtaining the Required Approval, the Board authorizes the Company to enter into a definitive agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Payment in accordance with Section 8.2; or

(iii)	the Marketing Period has either expired or failed to commence or expire by the Outside Date other than as a result of the failure of the Company to have performed any of its obligations under this Agreement, all the conditions in Article 6 have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, in which case, there is no state of facts or circumstances then existing that would cause such conditions not to be satisfied) and the Purchaser has failed to comply with its obligations under Section 2.9 to provide the Depositary with the Share Consideration in accordance with the terms thereof.

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3) on or prior to the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

(ii)	(A) the Board or any committee of the Board fails to recommend or withdraws, amends, modifies or qualifies, in each case in a manner adverse to the Purchaser, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in each case in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than 10 days (or beyond the Business Day prior to the date of the Company Meeting, if sooner)), (C) the Board or any committee of the Board accepts or enters into (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, (D) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation within 10 days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such 10 day period, prior to the second Business Day prior to the date of the Company Meeting), or (E) the Company willfully and intentionally breaches Article 5 [Additional Covenants Regarding Non-Solicitation] in any material respect;

(iii)	the Company breaches its obligations under Section 2.3(1)(a) [Company Meeting not held by Required Date]; provided that (A) any such breach is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3) on or prior to the Outside Date, (B) any such breach has not occurred as a result of any breach of this Agreement by the Purchaser or any Proceeding commenced by any Person (other than Company and its affiliates (other than the Purchaser Parties)), (C) the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, (D) the Purchaser has not exercised its right to amend the Plan of Arrangement pursuant to Section 2.8, which exercise has resulted in the Company being unable to comply with its obligations under Section 2.3(1)(a), or (E) the Purchaser has not requested the Company to undertake a Pre-Acquisition Reorganization pursuant to Section 4.10, which request has resulted in the Company being unable to comply with its obligations under Section 2.3(1)(a); or

(iv)	there has occurred a Material Adverse Effect.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3 Effect of Termination/Survival

(1)	If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party to this Agreement, except that in the event of termination under Section 7.2, this Section 7.3, Section 2.4(6), Section 4.2(1)(g), Section 4.6(2), Section 4.10(5) and Section 8.2 through to and including Section 8.15 shall survive.

(2)	None of the representations, warranties, covenants or agreements in this Agreement or in any certificate or other document delivered pursuant to this Agreement shall survive the Effective Time, except that any covenant or agreement contained in this Agreement that by its terms is required to be performed in whole or in part after the Effective Time shall survive the Effective Time to the extent so required to be performed after the Effective Time.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2 Termination Payments

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Payment Event occurs, the Company shall pay the Purchaser the Termination Payment in accordance with Section 8.2(3) as liquidated damages.

(2)	For the purposes of this Agreement, “Termination Payment” means $23.643 million and “Termination Payment Event” means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Article 5];

(b)	by the Company, (i) pursuant to any subsection of Section 7.2, if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Article 5] or (ii) pursuant to Section 7.2(1)(c)(ii) [To enter into a Superior Proposal];

(c)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] or Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(iii) [Company Meeting not held by Required Date], if;

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than any of the Purchaser Parties) or any Person (other than any of the Purchaser Parties) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)	within nine months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is subsequently consummated or effected within 12 months after the date of such agreement.

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”, and reference to “the Purchaser or its affiliates” shall be deemed to mean “any of the Purchaser Parties”.

(3)	If a Termination Payment Event occurs under the circumstances set out in Section 8.2(2)(b), the Termination Payment shall be paid prior to or concurrently with the occurrence of such Termination Payment Event. If a Termination Payment Event occurs under the circumstances set out in Section 8.2(2)(a), the Termination Payment shall be paid within two Business Days following such Termination Payment Event. If a Termination Payment Event occurs in the circumstances set out in Section 8.2(2)(c), the Termination Payment shall be paid upon the consummation or effecting of the Acquisition Proposal referred to therein. Any Termination Payment shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser without withholding of any kind.

(4)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, in the event that, prior to a Termination Payment Event, this Agreement is terminated by the Company, or by the Purchaser pursuant to any provision hereof at such time as the Company is permitted to terminate this Agreement, in each case pursuant to (a) Section 7.2(1)(c)(i) [Breach of Reps and Warranties or Covenants by Purchaser] and any of the conditions in Section 6.1 or Section 6.2 has not been satisfied or waived by the applicable Party or Parties (other than conditions that by their terms cannot be satisfied until the Effective Date) or (b) Section 7.2(1)(c)(iii) [Failure to Fund] or (c) Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date] as a result of the condition in Section 6.2(3)(v) not having been satisfied or waived by the Purchaser, provided, in each case, that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, then the Purchaser shall pay or cause to be paid to the Company by wire transfer in immediately available funds to an account designated by the Company an amount equal to, in the case of (a) and (b), $49.255 million, and in the case of (c), $24.628 million, (either such amount, as applicable, the “Purchaser Fee”) in each case within two Business Days of such termination without withholding of any kind.

Section 8.3 Expenses and Expense Reimbursement

(1)	Except as provided in Section 4.6 and Section 4.10 and subject to Section 8.3(2), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. The Purchaser and the Company shall each pay 50% of the filing fees required in respect of any Regulatory Approvals, including applicable Taxes.

(2)	In addition to the rights of the Purchaser under Section 8.2(1), if this Agreement is terminated by either the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve], then the Company shall, within two Business Days of receipt of invoices, pay or cause to be paid to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser, an expense reimbursement fee equal to the amount of all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers and filing fees for the Regulatory Approvals) incurred by the Purchaser, its direct or indirect equityholders and their respective affiliates (other than the Company and its affiliates excluding any Purchaser Party) in connection with or related to the preparation, negotiation, execution and performance and all other matters related to the Arrangement and the other transactions contemplated by this Agreement up to a maximum of $13 million. In no event shall the Company be required to pay under Section 8.2(3), on the one hand, and this Section 8.3(2), on the other hand, in the aggregate, an amount in excess of the Termination Payment.

(3)	The Company confirms that other than the fees disclosed in Section 8.3(3) of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.4 Injunctive Relief, Specific Performance and Remedies

(1)	Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy (it being understood that (i) in no event shall the Purchaser or the Guarantors be required to pay the Purchaser Fee on more than one occasion (For the avoidance of doubt, if either of the applicable amounts set forth in the definition of Purchaser Fee are paid pursuant to the terms of this Agreement, none of the Purchaser or the Guarantors shall be required to pay any other amount with regard to the Purchaser Fee.) and (ii) in no event shall the Company be required to pay the Termination Payment on more than one occasion).

(2)	The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement and, in the case of the Company, the Contribution Agreement, were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, unless this Agreement has been terminated in accordance with its terms, the Parties shall be entitled to injunctive and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement and, in the case of the Company, the Contribution Agreement, and to specifically enforce the performance of, or compliance with, the terms of this Agreement and, in the case of the Company, the Contribution Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, provided that, notwithstanding anything to the contrary herein, it is explicitly agreed that:

(a)	the Company shall be entitled to seek specific performance of the Purchaser’s obligation to cause the Equity Financing to be funded and to fund its obligations pursuant to Section 2.9 only in the event that:

(i)	all conditions in Section 6.1 and Section 6.2 have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, cannot be satisfied until the Effective Date), at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded,

(ii)	the financing provided for by the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 4.6 pursuant to the commitments with respect thereto) has been funded or will be funded on the Effective Date if the Equity Financing is funded at the Effective Date, and

(iii)	the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur, and

(b)

the Company shall be entitled to seek specific performance of the Purchaser’s obligation to enforce the terms of the Debt Commitment Letter, or if alternative financing is being used in accordance with Section 4.6, pursuant to the commitments with respect thereto (in each case, subject to the satisfaction of the conditions set forth in the Debt Commitment Letter or in the commitments in respect of such alternative financing, as applicable), but only in the event that all conditions in Section 6.1 and Section 6.2 have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, cannot be satisfied until the Effective Date), at the time when the Closing would have occurred but for the failure of the Debt Financing (and, if not funded, the Equity Financing) to be funded, and the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

Subject to the foregoing, each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and, except as provided in Section 8.4(4), the Parties further agree that (X) by seeking the remedies provided for in this Section 8.4(2), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement or the Guarantee Agreements (including monetary damages), and (Y) nothing set forth in this Section 8.4(2) shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 8.4(2) prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 8.4(2) or anything set forth in this Section 8.4(2) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement or the Guarantee Agreements that may be available then or thereafter.

(3)

Each of the Parties acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the Termination Payment and applicable Purchaser Fee set out in Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement in accordance with its terms, the payment of the Termination Payment pursuant to Section 8.2(3) and the payment specified in Section 8.3(2) (as applicable) shall be the sole and exclusive remedy of the Purchaser against the Company, its Subsidiaries and any of their respective directors, officers, employees, shareholders or affiliates for any loss suffered relating to or arising out of this Agreement or the transactions contemplated hereby, including any breach of this Agreement by the Company, the termination of this Agreement or the failure of the transactions contemplated by this Agreement to be consummated, and upon payment in full of such amount, none of the Company, its Subsidiaries or any of their respective directors, officers, employees, shareholders or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that the foregoing shall not limit the right of the Purchaser to seek specific performance of this Agreement pursuant to Section 8.4(2) prior to the termination of this Agreement. Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement in accordance with its terms, the payment of the applicable Purchaser Fee pursuant to Section 8.2(4) and the Guarantee thereof pursuant to the Guarantee Agreements shall be the sole and exclusive remedy of the Company against the Purchaser and the Guarantors and any of their respective former, current or future direct or indirect equityholders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, or any former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any of the foregoing, for any loss suffered relating to or arising out of this Agreement or the Guarantee Agreements or the transactions contemplated hereby or thereby, including any breach of this Agreement by the Purchaser, the termination of this Agreement or the failure of the transactions contemplated by this Agreement to be consummated, and upon payment in full of the applicable Purchaser Fee pursuant to Section 8.2(4), none of the Purchaser or the Guarantors or any of their respective former, current or future direct or indirect equityholders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, or any former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any of the foregoing, shall have any further liability or obligation relating to or arising out of this Agreement or the Guarantee Agreements or the transactions contemplated hereby or thereby, or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that the foregoing shall not limit the right of the Company to seek specific performance of this Agreement pursuant to Section 8.4(2) prior to the termination of this Agreement.

(4)	Notwithstanding anything to the contrary in this Agreement, in no event shall (i) the Purchaser be entitled to seek or obtain any recovery or judgment including damages of any kind against the Company or any of its assets that in aggregate exceed the Termination Payment or (ii) the Company be entitled to seek or obtain any recovery or judgment including damages of any kind against the Purchaser or the Guarantors or any of their respective assets that in aggregate exceed the applicable Purchaser Fee; provided, however, this Section 8.4(4) shall not limit the right of either Party hereto to seek specific performance of this Agreement pursuant to, and subject to the limitations in, Section 8.4(2) prior to the termination of this Agreement; and provided, further, that in no event will a Party be entitled to both (x) the payment of the Termination Payment or the applicable Purchaser Fee, as applicable, and (y) the grant of specific performance of this Agreement resulting in the consummation of the Closing as contemplated by this Agreement.

Section 8.5 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

JLL/Delta Patheon Holdings, L.P.

c/o JLL Partners, Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Attention:	Daniel Agroskin
Michel Lagarde
Facsimile:	(212) 286-8626

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware, U.S.A.

19899-0636

Attention:	Robert B. Pincus
Telephone:	(302) 651-3090
Facsimile:	(302) 434-3090

with a copy to:

Borden Ladner Gervais LLP

Scotia Plaza

40 King Street West, Suite 4400

Toronto, Canada M5H 3Y4

Attention:	Paul A.D. Mingay/Jason Saltzman
Telephone:	(416) 367-6006/(416) 367-6196
Facsimile:	(416) 367-7098/(416) 361-2770

(b)	to the Company at:

Patheon Inc.

c/o Patheon Pharmaceutical Services Inc.

4721 Emperor Blvd., Suite 200

Durham, NC 27703

Attention:	Michael Lytton
Telephone:	(919) 226-3325
Facsimile:	(919) 474-2269

with a copy to:

Dentons LLP

99 Bank Street, Suite 1420

Ottawa, Canada K1P 1H4

Attention:	Andrea C. Johnson
Telephone:	(613) 783-9655
Facsimile:	(613) 614-0292

(c)	to the Independent Committee at:

Derek J. Watchorn

16530 Concession 8

Schomberg, Canada L0G 1T0

Telephone:	(905) 939-7018
Facsimile:	n/a

with a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Canada M5L 1A9

Attention:	Chris Hewat
Telephone:	(416) 863-2761
Facsimile:	(613) 863-2653

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6 Time of the Essence

Time is of the essence in this Agreement.

Section 8.7 Third Party Beneficiaries

(1)	Except as provided in Section 2.4(6), Section 4.2(1)(g), Section 4.6(2), Section 4.9, this Section 8.7, Section 8.12(4) and Section 8.14 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding or other forum.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 2.4(6), Section 4.2(1)(g), Section 4.6(2), Section 4.9, Section 8.12(4) and Section 8.14 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

(3)	No provision of this Agreement shall (i) create any right in any employee or other service provider of the Company or any of its Subsidiaries to continued employment or engagement by the Purchaser, the Company, or any respective Subsidiary or affiliate thereof or preclude the ability of the Purchaser, the Company, or any respective Subsidiary or affiliate thereof to terminate the employment or engagement of any employee or other service provider for any reason, (ii) require the Purchaser, the Company, or any respective Subsidiary or affiliate thereof to continue any Employee Plans (or any other employee benefit plan, arrangement, agreement, program, policy, practice or undertaking) or prevent the amendment, modification or termination thereof after the Effective Time, (iii) confer upon any employee or other service provider any rights or remedies under or by reason of this Agreement or (iv) be treated as an amendment to any Employee Plan or other employee benefit plan, arrangement, agreement, program, policy, practice or undertaking of the Purchaser, the Company or any respective Subsidiary or affiliate thereof.

(4)	In addition, the Financing Source Parties and their former, current and future assignees shall be considered third party beneficiaries with respect to, and shall be entitled to rely on Section 8.2, Section 8.4, Section 8.12, Section 8.14 and this Section 8.7.

Section 8.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided that the Purchaser may assign all or part of its rights under this Agreement to, and all or part of its obligations under this Agreement may be assumed by, any direct or indirect Subsidiary of the Purchaser, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder and provided further that the Purchaser may make a collateral assignment of all or part of its rights under this Agreement to any financial institution in connection with the Financing provided that no such assignment will limit the Purchaser’s obligations hereunder. It is further provided that the Purchaser will assign all of its rights under this Agreement to, and all or part of its obligations under this Agreement will be assumed by, a direct or indirect Subsidiary of the Purchaser incorporated under the laws of Canada that is a resident of Canada for the purposes of the Tax Act.

Section 8.11 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations set forth in this Agreement (including Section 7.3, Section 8.2, Section 8.4, Section 8.7, this Section 8.11 and Section 8.14) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases (i) the liability of any Party (or the liability of any Purchaser Party) or (ii) the obligations hereunder or under the Guarantee Agreements.

Section 8.12 Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and irrevocably waives, to the fullest extent that any Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 8.5 shall be deemed effective service.

(3)	The Purchaser hereby irrevocably designates Border Ladner Gervais LLP (in such capacity, the “Process Agent”), Scotia Plaza, 40 King St W. Toronto, ON, Canada M5H 3Y4, as its designee, appointee and agent to receive, for and on its behalf, service of process in such jurisdiction in any Proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the Party effecting such service shall also deliver a copy thereof to the Purchaser in the manner provided in Section 8.5. The Purchaser shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that the Purchaser shall at all times have an agent for service of process for the above purposes in the Province of Ontario. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other entity by consolidation, merger, sale of assets or otherwise, such other entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of Border Ladner Gervais LLP. Nothing herein shall affect the right of any Party to serve process in any manner permitted by Law. The Purchaser expressly acknowledges that the waiver as provided in Section 8.12(2) is intended to be irrevocable under all Laws.

(4)	Each Party agrees that it will not bring any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing, the Financing Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). Each Party knowingly, intentionally and voluntarily waives to the fullest extent permitted by Law trial by jury in connection with any claim brought against the Financing Source Parties in any way arising out of or relating to this Agreement, the Financing, the Financing Letters or any of the transactions contemplated hereby or thereby or the performance thereunder.

Section 8.13 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 8.14 No Liability

No former, current or future direct or indirect equityholders, controlling Persons, stockholders, directors, officers, employees, agents, attorney, incorporator, representative, affiliates, members, managers, general or limited partners or assignees of the Purchaser or of the Guarantors (other than, with respect to the Guarantors, to the extent set forth in the Guarantee Agreements), or any former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, attorneys, incorporators, representatives, affiliates, members, managers, general or limited partners or assignees of any of the foregoing, shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser (other than the Purchaser hereunder and the Guarantors under the Guarantee Agreements). No director or officer of the Company shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company. None of the Financing Source Parties shall have any liability or obligation to the Company or its affiliates any of their former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees agents, members, managers, general or limited partners, lenders or assignees or any of their affiliates (in each case, other than the Purchaser Parties) relating to or arising out of this Agreement, the Financing, the Financing Letters or any of the transactions contemplated hereby or thereby or performance thereunder or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity in contract, in tort or otherwise.

Section 8.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

PATHEON INC.

By:	/s/ Derek J. Watchorn

Name: Derek J. Watchorn Title: Director

Signature Page to Arrangement Agreement

JLL/DELTA PATHEON HOLDINGS, L.P.

By: JLL/DELTA PATHEON GP, LTD. its general partner

By:	/s/
Name: Michel Lagarde
Title: Director

Signature Page to Arrangement Agreement